Exhibit 99.1

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the company”)

DEALINGS IN SECURITIES BY DIRECTORS OF MIX TELEMATICS AND DIRECTORS OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are advised of the following information relating to the acceptance of share options by directors of MiX Telematics and by directors of major subsidiaries of MiX Telematics granted in terms of the rules of the MiX Telematics Group Executive Incentive Scheme (“Scheme”):

Name of director:	Megan Pydigadu
Date of acceptance:	11 September 2014
Share option at a strike price:	R4.11
Number of options accepted:	1 500 000
Class of securities:	Options in respect of ordinary shares
Vesting periods:	After 2 years: 25% After 3 years: 25% After 4 years: 25% After 5 years: 25% After 6 years the options expire
Vesting condition:	The achievement of compounded annual growth in the share price of 10%
Nature of transaction:	Off-market acceptance of share options granted
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Charles Tasker
Date of acceptance:	11 September 2014
Share option at a strike price:	R4.11
Number of options accepted:	1 500 000
Class of securities:	Options in respect of ordinary shares
Vesting periods:	After 2 years: 25% After 3 years: 25% After 4 years: 25 After 5 years: 25% After 6 years the options expire
Vesting condition:	The achievement of compounded annual growth in the share price of 10%
Nature of transaction:	Off-market acceptance of share options granted
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Catherine Lewis
Name of subsidiary company:	MiX Telematics International Proprietary
Date of acceptance:	11 September 2014
Share option at a strike price:	R4.11
Number of options accepted:	1 000 000
Class of securities:	Options in respect of ordinary shares
Vesting periods:	After 2 years: 25% After 3 years: 25% After 4 years: 25% After 5 years: 25% After 6 years the options expire
Vesting condition:	The achievement of compounded annual growth in the share price of 10%
Nature of transaction:	Off-market acceptance of share options granted
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Gert Pretorius
Name of subsidiary company:	MiX Telematics Africa Proprietary Limited
Date of acceptance:	11 September 2014
Share option at a strike price:	R4.11
Number of options accepted:	1 000 000
Class of securities:	Options in respect of ordinary shares
Vesting periods:	After 2 years: 25% After 3 years: 25% After 4 years: 25% After 5 years: 25% After 6 years the options expire
Vesting condition:	The achievement of compounded annual growth in the share price of 10%
Nature of transaction:	Off-market acceptance of share options granted
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Brendan Horan
Name of subsidiary company:	MiX Telematics Africa Proprietary Limited
Date of acceptance:	11 September 2014
Share option at a strike price:	R4.11
Number of options accepted:	1 000 000
Class of securities:	Options in respect of ordinary shares
Vesting periods:	After 2 years: 25% After 3 years: 25% After 4 years: 25% After 5 years: 25% After 6 years the options expire
Vesting condition:	The achievement of compounded annual growth in the share price of 10%
Nature of transaction:	Off-market acceptance of share options granted
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Shareholders are further advised of the following information relating to dealings in securities by a director of MiX Telematics and by a director of a major subsidiary of MiX Telematics pursuant to the exercise of share options under the Scheme:

Name of director:	Charles Tasker
Transaction date:	12 September 2014
Class of securities:	Ordinary shares
Number of securities:	1 500 000
Price per security:	R0.70
Total value:	R1 050 000.00
Nature of transaction:	Off-market exercise of share options under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Brendan Horan
Name of subsidiary company:	MiX Telematics Africa Proprietary Limited
Transaction date:	12 September 2014
Class of securities:	Ordinary shares
Number of securities:	125 000
Price per security:	R4.00
Total value:	R500 000.00
Nature of transaction:	On-market sale of shares following the exercise of the share options under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

15 September 2014

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